SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                     SCHEDULE 13D

       Under the Securities Exchange Act of 1934

                   (Amendment No. 7)

                 TPI ENTERPRISES, INC.
                   (Name of Issuer)

        Common Stock, Par Value $0.01 Per Share
            (Title of Class and Securities)

                      872623-10-3
         (CUSIP Number of Class of Securities)

                   Stephen R. Cohen
         Phillips Point East Tower, Suite 909
                777 South Flagler Drive
           West Palm Beach, Florida  33401
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      January 31, 1995
        (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the
   subject of this Schedule 13D because of Rule 13d-1(b)(3) or
   (4), check the following:                ( )

   Check the following box if a fee is being paid with this
   Statement:                               ( )


   SCHEDULE 13D

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Stephen R. Cohen
   S.S. # ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                               (a)  ( )
                                               (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
   N/A
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
  _________________________________________________________________
                              (7)  SOLE VOTING POWER
    NUMBER OF                      1,145,000
    SHARES                 ___________________________________
  BENEFICIALLY                (8)  SHARED VOTING POWER
    OWNED BY                       1,000,000
    EACH                  ___________________________________
    REPORTING                 (9)  SOLE DISPOSITIVE POWER
    PERSON                         1,145,000
    WITH                  ___________________________________
                             (10)  SHARED DISPOSITIVE POWER
                                   1,000,000
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,145,000
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
   SHARES                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
   10.2%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
   IN
   _________________________________________________________________


   SCHEDULE 13D

_______________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        C&C Investment Holdings, L.P.

   __________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                               (a)  ( )
                                               (b)  (x)
   ___________________________________________________________________
   (3)  SEC USE ONLY


   ___________________________________________________________________
   (4)  SOURCE OF FUNDS
        N/A
   ___________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   ___________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

   ____________________________________________________________________

                                 (7)  SOLE VOTING POWER
                                      1,000,000  See Items 5 and 6 for a
                                      description of certain rights of
                                      the partners of C&C Investment
                                      Holdings, L.P. to cause the
                                      voting of these shares
     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY                    (8)  SHARED VOTING POWER
      EACH                             0
    REPORTING
     PERSON                      (9)  SOLE DISPOSITIVE POWER
     WITH                             1,000,000  See Items 5 and 6 for a
                                      description of certain rights of
                                      the partners of C&C Investment
                                      Holdings, L.P.  to cause the
                                      disposition of these shares

                                (10)  SHARED DISPOSITIVE POWER
                                      0

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,000,000
   ______________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                      (  )


   ______________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        4.9%
   ______________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        PN
   _______________________________________________________________________


          This Statement amends and supplements the
Schedule 13D filed by Stephen R. Cohen dated November 23,
1987 (the "Original Schedule 13D"), as amended by the
Schedule 13D Amendment No. 1 dated November 30, 1990
("Amendment No. 1"), the Schedule 13D Amendment No. 2
filed by Mr. Cohen and C&C Investment Holdings, L.P.
("C&C") dated March 7, 1991 ("Amendment No. 2"), the
Schedule 13D Amendment No. 3 filed by Mr. Cohen and C&C
dated May 3, 1991 ("Amendment No. 3"), the Schedule 13D
Amendment No. 4 filed by Mr. Cohen and C&C dated May 6,
1992 ("Amendment No. 4"), the Schedule 13D Amendment No.
5 filed by Mr. Cohen and C&C dated August 19, 1993
("Amendment No. 5") and the Schedule 13D Amendment No. 6
filed by Mr. Cohen and C&C on May 26, 1994 ("Amendment
No. 6" and together with the Original Schedule 13D,
Amendment No. 1, Amendment No. 2, Amendment No. 3, Amend-
ment No. 4, and Amendment No. 5, the "Schedule 13D"),
relating to the common stock, par value $.01 per share
(the "Shares"), of TPI Enterprises, Inc., a New Jersey
corporation (the "Company"), as set forth in this Amend-
ment No. 7.   Capitalized terms not defined herein have
the meanings assigned thereto in the Schedule 13D.


ITEM 2.   IDENTITY AND BACKGROUND.

          The third sentence of Item 2 (a)-(c), (f) of the Schedule 13D is hereby amended to read in its entire-ty as follows:

Effective January 31, 1995 Stephen R. Cohen retired from his position as Chairman of the Company and as a member of the Board of Directors of the Company. Mr. Cohen continues to be a director and officer of Maxcell Telecom
Plus, Inc., a wholly owned subsidiary of the Company
("Maxcell").

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a)  The first paragraph of Item 3 of the
Schedule 13D is hereby amended and restated to read as follows:

          Mr. Cohen owns 500,000 Shares (in addition to the 1,000,000 Shares he may be deemed to beneficially own as the general partner of C&C and as a result of the Option Agreement described in Items 3, 4 and 6, and the
645,000 Shares he has the right to acquire pursuant to presently exercisable options referred in Item 5 hereof).
The purchase price of the 500,000 Shares was paid with Mr. Cohen's personal funds and funds originally advanced to Mr. Cohen by Bear, Stearns & Co., Inc. and Shearson
Lehman Brothers Inc. (a predecessor of Smith Barney
Shearson Incorporated ("Smith Barney")) pursuant to margin loans. As of February 1, 1995 Mr. Cohen has no margin indebtedness with respect to such Shares to Bears, Stearns & Co. or Smith Barney.

          (b)  Item 3 of the Schedule 13D is hereby
further amended by deleting the final sentence in the third paragraph thereof and replacing it with the follow-ing:

AMC has the right to sell the Option Shares (and thereby terminate the Option) under the circumstances and in accordance with the procedures summarized in Item 6 hereof. Mr. Cohen has been advised that on June 6, 1994, AMC sold the remaining 75,144 Option Shares.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

          On January 26, 1995, Mr. Cohen, the Company and, with respect to certain provisions contained there-in, Maxcell, entered into the Termination Agreement, Receipt and Release (the "Termination Agreement") which provided, among other things, that Mr. Cohen agreed to retire effective January 31, 1995 from his position as Chairman of the Company and as a member of the Board of Directors of the Company. Mr. Cohen continues to be a director and officer of Maxcell.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)  Item 5(a) of the Schedule 13D is hereby
amended and restated as follows:

          In addition to the 500,000 Shares Mr. Cohen owns in his individual capacity and the 645,000 Shares he is deemed to beneficially own as a result of presently exercisable employee stock options, Mr. Cohen may be deemed to beneficially own, as a result of being the general partner of C&C and the terms of the C&C Limited
Partnership Agreement, the 1,000,000 Shares (the "Exist-ing Shares") purchased by C&C from AMC pursuant to the Stock Sale Agreement. Accordingly, Mr. Cohen may be deemed to beneficially own an aggregate of 2,145,000
Shares (approximately 10.2% of the outstanding Shares assuming the exercise of all 645,000 employee stock options).

          C&C acquired, as a result of the consummation of the Stock Sale Agreement, beneficial ownership of 1,000,000 Existing Shares purchased by C&C from AMC.
Accordingly, C&C beneficially owns an aggregate of 1,000,000 Shares (approximately 4.9% of the outstanding
Shares).

          Mr. Cohen, as the general partner of C&C, in accordance with the 1994 Letter Agreement described in
Item 6 is taking action to cause the distribution of the Existing Shares to the partners of C&C.

          (b) The first two paragraphs of Item 5(b) of the Schedule 13D are hereby amended and restated as follows:

          Mr. Cohen, in his individual capacity (without regard to Shares owned by C&C), owns 500,000 Shares with respect to which he has sole voting and dispositive power and holds presently exercisable employee stock options to purchase 645,000 Shares with respect to which he would have sole voting and dispositive power upon the exercise of such employee stock options. In addition, as the general partner of C&C, Mr. Cohen may be deemed to have shared voting and shared dispositive power with Macuto over 1,000,000 Shares. Accordingly, Mr. Cohen may be deemed to have (a) sole voting power over an aggregate of 1,145,000 Shares, (b) shared voting power over an aggre-gate of 1,000,000 Shares, (c) sole dispositive power over an aggregate of 1,145,000 Shares and (d) shared disposi-tive power over an aggregate of 1,000,000 Shares. See
Item 6.

          In accordance with the 1994 Letter Agreement
(as defined below), in which the general partner and special limited partner of C&C have agreed as promptly as practicable to distribute the 1,000,000 Existing Shares currently beneficially owned by C&C by distributing
990,000 Existing Shares to the special limited partner and 10,000 Existing Shares to the general partner of C&C, upon consummation of such distribution, Mr. Cohen at such time may be deemed to have (i) sole voting and disposi-tive power over an aggregate of 1,145,000 Shares and (ii) shared voting and dispositive power over 0 Shares.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

          Item 6 of the Schedule 13D is hereby amended to add the following paragraph at the end of the section entitled "Option Agreement; Sale of 1,400,000 Option
Shares":

          Mr. Cohen has been advised that on June 6, 1994, AMC sold the remaining 75,144 Option Shares.

          Item 6 of the Schedule 13D is hereby further amended by deleting the final sentence in the seventh paragraph under the section entitled "C&C Limited Part-nership Agreement" and replacing it with the following:

The net gains from the sale of the 1,400,000 Option
Shares were distributed to the partners of C&C pursuant to the formula set forth in the 1994 Letter Agreement and described in the preceding paragraph.

          Item 6 of the Schedule 13D is hereby further amended to add the following at the end thereof:

Termination Agreement

          On January 26, 1995 Mr. Cohen, the Company and, with respect to certain provisions therein, Maxcell, entered into the Termination Agreement, a copy of which is attached as Exhibit 21 to the Schedule 13D. The
Termination Agreement provides, among other matters, that until July 31, 1998 Mr. Cohen shall be retained "as an employee" and maintain his "employment" solely for purposes of the Company's 1983 Stock Option Plan and 1984
Stock Option Plan so that the expiration date of the options he was granted pursuant to such plans extends until July 31, 1998.

          The foregoing description of the Termination
Agreement does not purport to be complete and is quali-fied in its entirety by reference to the Termination
Agreement, a copy of which is attached as Exhibit 21 to the Schedule 13D.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 21. Termination Agreement, Receipt and Release dated January 26, 1995 between Stephen R.
               Cohen, TPI Enterprises, Inc. and, with
               respect to certain provisions therein,
               Maxcell Telecom Plus, Inc.


                          SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, Stephen R. Cohen certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1995

                              /s/ Stephen R. Cohen
                              _____________________________
                              Stephen R. Cohen

                              C&C Investment Holdings, L.P.

                              By:  /s/ Stephen R. Cohen
                                   __________________________
                              Name:   Stephen R. Cohen
                              Title:  General Partner